WAL★MART
MEXICO

02 MAR -6 AM 8:29

02015652

FILE N°
82-4609

March 4, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2 (b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial information for the 4th quarter of 2001, the audited consolidated financial statements, anual report, press release for fiscal year 2001 and report on shares repurchase for December 2001 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-5328-3557.

Sincerely,

P.A.

Jorge Muñoz Lopez
Accounting Manager

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800 Tel. 5628-60-00
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 Tel .5328-35-00
- BLVD. AVILA CAMACHO N° 647 COL. PERIODISTAS. DEL. MIGUEL HIDALGO C.P. 11220 Tel. 5395-10-88

FILE N
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2001

WAL - MART DE MEXICO, S.A. DE C.V.

02 MAR -6

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**52,272,180**	**100**	**51,890,347**	**100**
2	**CURRENT ASSETS**	**20,111,568**	**38**	**22,189,802**	**43**
3	CASH AND SHORT-TERM INVESTMENTS	9,399,432	18	12,524,454	24
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,426,188	3	854,370	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	161,779	0	344,899	1
6	INVENTORIES	8,815,383	17	8,203,112	16
7	OTHER CURRENT ASSETS	308,786	1	262,967	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**32,160,612**	**62**	**29,700,545**	**57**
13	PROPERTY	30,695,321	59	28,113,246	54
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	12,273,349	23	11,622,391	22
16	ACCUMULATED DEPRECIATION	11,581,013	22	10,579,090	20
17	CONSTRUCTION IN PROGRESS	772,955	1	543,998	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**19,423,835**	**100**	**19,791,535**	**100**
21	**CURRENT LIABILITIES**	**14,413,611**	**74**	**15,086,291**	**76**
22	SUPPLIERS	12,299,350	63	12,991,453	66
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	614,412	3	557,235	3
26	OTHER CURRENT LIABILITIES	1,499,849	8	1,537,603	8
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,009,574**	**26**	**4,671,371**	**24**
32	**OTHER LIABILITIES**	**650**	**0**	**33,873**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**32,848,345**	**100**	**32,098,812**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**32,848,345**	**100**	**32,098,812**	**100**
36	**CONTRIBUTED CAPITAL**	**11,201,956**	**34**	**11,538,603**	**36**
37	PAID-IN CAPITAL STOCK (NOMINAL)	4,503,553	14	4,533,971	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,810,398	18	5,811,042	18
39	PREMIUM ON SALES OF SHARES	888,005	3	1,193,590	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**21,646,389**	**66**	**20,560,209**	**64**
42	RETAINED EARNINGS AND CAPITAL RESERVE	20,745,867	63	19,092,736	59
43	REPURCHASE FUND OF SHARES	3,682,163	11	4,278,357	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,975,561)	(21)	(6,533,977)	(20)
45	NET INCOME FOR THE YEAR	4,193,920	13	3,723,093	12

FILE N°
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,399,432**	**100**	**12,524,454**	**100**
46	CASH	40,188	0	32,090	0
47	SHORT-TERM INVESTMENTS	9,359,244	100	12,492,364	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**14,413,611**	**100**	**15,086,291**	**100**
52	FOREING CURRENCY LIABILITIES	1,148,827	8	978,482	6
53	MEXICAN PESOS LIABILITIES	13,264,784	92	14,107,809	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,499,849**	**100**	**1,537,603**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,499,849	100	1,537,603	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,009,574**	**100**	**4,671,371**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,009,574	100	4,671,371	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**650**	**100**	**33,873**	**100**
68	RESERVES	650	100	33,873	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,975,561)**	**100**	**(6,533,977)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(6,975,561)	(100)	(6,533,977)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 4 YEAR: 2001

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

JUDGED INFORMATION

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,697,957	7,103,511
73	PENSIONS FUND AND SENIORITY PREMIUMS	141,658	92,567
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	84,607	74,790
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,443,858,098	4,473,873,098
78	REPURCHASED SHARES (*)	24,734,200	53,126,902

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**88,540,630**	**100**	**77,200,517**	**100**
2	COST OF SALES	70,532,253	80	61,732,625	80
3	**GROSS INCOME**	**18,008,377**	**20**	**15,467,892**	**20**
4	OPERATING EXPENSES	12,892,929	15	11,380,445	15
5	**OPERATING INCOME**	**5,115,448**	**6**	**4,087,447**	**5**
6	TOTAL FINANCING COST	(1,261,011)	(1)	(1,436,510)	(2)
7	**INCOME AFTER FINANCING COST**	**6,376,459**	**7**	**5,523,957**	**7**
8	OTHER FINANCIAL OPERATIONS	194,292	0	149,890	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**6,182,167**	**7**	**5,374,067**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,988,247	2	1,650,974	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,193,920**	**5**	**3,723,093**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,193,920**	**5**	**3,723,093**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,193,920**	**5**	**3,723,093**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,193,920**	**5**	**3,723,093**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**4,193,920**	**5**	**3,723,093**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**88,540,630**	**100**	**77,200,517**	**100**
21	DOMESTIC	88,540,630	100	77,200,517	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(1,261,011)**	**100**	**(1,436,510)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	1,115,571	88	1,376,224	96
27	EXCHANGE PROFITS	43,935	3	31,693	2
28	GAIN DUE TO MONETARY POSITION	(101,505)	(8)	(28,593)	(2)
8	**OTHER FINANCIAL OPERATIONS**	**194,292**	**100**	**149,890**	**100**
29	OTHER NET EXPENSES (INCOME) NET	194,292	100	149,890	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,988,247**	**100**	**1,650,974**	**100**
32	INCOME TAX	1,640,639	83	1,404,175	85
33	DEFERED INCOME TAX	287,596	14	188,124	11
34	WORKERS' PROFIT SHARING	60,012	3	58,675	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	88,540,630	77,200,517
39	OPERATION INCOME (**)	5,115,448	4,087,447
40	NET INCOME OF MAYORITY INTEREST(**)	4,193,920	3,723,093
41	NET CONSOLIDATED INCOME (**)	4,193,920	3,723,093

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE N°
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,193,920**	**3,723,093**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,953,947	1,827,161
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,147,867**	**5,550,254**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,124,983)	968,882
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,022,884**	**6,519,136**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(2,697,218)	(1,323,658)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,697,218)**	**(1,323,658)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,450,688)**	**(3,252,572)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,125,022)	1,942,906
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,524,454	10,581,548
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,399,432	12,524,454

FILE N°
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,953,947**	**1,827,161**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,690,726	1,626,960
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	12,129	12,077
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	251,092	188,124
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,124,983)**	**968,882**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(388,698)	(8,951)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(971,465)	(865,962)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(45,819)	(86,369)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(692,103)	1,328,403
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(26,898)	601,761
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,697,218)**	**(1,323,658)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(627,256)	(1,323,658)
31	(-) DIVIDENS PAID	(2,069,962)	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,450,688)**	**(3,252,572)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,231,567)	(3,194,234)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	86,464	224,764
39	+ (-) OTHER ITEMS	(305,585)	(283,102)

FILE N° 82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	4.74 %	4.82 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.77 %	11.60 %
3	NET INCOME TO TOTAL ASSETS (**)	8.02 %	7.17 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.60 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.42 %	0.77 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.69 times	1.49 times
7	NET SALES TO FIXED ASSETS (**)	2.75 times	2.60 times
8	INVENTORIES ROTATION (**)	8.00 times	7.53 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	5 days	4 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	37.16 %	38.14 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.59 times	0.62 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.91 %	4.94 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	4.56 times	3.90 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40 times	1.47 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.78 times	0.93 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.04 times	1.12 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	65.21 %	83.02 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.94 %	7.19 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.40) %	1.26 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	95.08 %	98.21

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.94	$ 0.83
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.94	$ 0.83
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 7.39	$ 7.17
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.45 pesos	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.38 times	2.79 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	26.57 times	24.21 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - INITIAL EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,353,616, THIS EFFECT IS INCLUDED IN REFERECE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE".

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.40%	11.99%
3	NET INCOME TO TOTAL ASSETS	(**)	8.77%	8.18%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.85 TIMES	1.70 TIMES
7	NET SALES TO FIXED ASSETS	(**)	2.89 TIMES	2.68 TIMES
8	INVENTORIES ROTATION	(**)	8.85 TIMES	8.66 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.35 TIMES	5.34 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 5 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED DURING BOTH QUARTERS INCLUDE THE REPURCHASE OF OWN SHARES.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

THE CREATIVITY, DEDICATION AND CAPACITY OF ALL OUR ASSOCIATES ALLOWED US TO OBTAIN, ONCE MORE, RECORD RESULTS IN SALES, OPERATING INCOME AND INCOME BEFORE TAXES DURING A YEAR CHARACTERIZED BY UNCERTAINTY AND LACK OF ECONOMIC GROWTH.

NET SALES FOR THE FISCAL YEAR 2001 AMOUNTED TO 9.7 BILLION DOLLARS, WHICH REPRESENTS A 15% GROWTH IN REAL TERMS, AFTER ADJUSTING FOR INFLATION FOR THE PERIOD, VERSUS THE SALES ACHIEVED IN THE YEAR 2000. THE INCREASE IN COMP STORES, NAMELY THOSE UNITS THAT HAVE BEEN IN OPERATION AT LEAST ONE YEAR, AMOUNTED TO 5.7%. WE ARE EXTREMELY PROUD OF THE FACT THAT THE COMPANY HAS REPORTED SALES GROWTH IN COMP UNITS FOR 19 CONSECUTIVE MONTHS. ALL BUSINESS FORMATS, AND ALSO ALL THE REGIONS IN MEXICO REPORTED SALES INCREASES AS A RESULT OF THE GREATER ACCEPTANCE OF OUR "EVERY DAY LOW PRICES" PHILOSOPHY. THIS ACCEPTANCE IS REFLECTED IN A 12.3% GROWTH IN THE NUMBER OF CUSTOMERS SERVED AND A 2.1% INCREASE IN THE AVERAGE TICKET.

THE INCREASE IN CUSTOMER COUNT AND AVERAGE TICKET WAS OBTAINED BY OFFERING NOT ONLY THE BEST PRODUCTS AND PRICES IN THE MARKET, BUT ALSO BY OFFERING THE BEST SHOPPING EXPERIENCE. IN THIS RESPECT, THE WORK CARRIED OUT IN REFURBISHING OUR BUSINESS UNITS WAS EXTREMELY IMPORTANT. THROUGHOUT THE YEAR WE CONVERTED INTO WAL-MART SUPERCENTERS OR BODEGAS ALL THE AURRERA STORES WE HAD IN OPERATION AT THE END OF THE YEAR 2000. THE CONVERSIONS TOOK PLACE WITHOUT HAVING TO CLOSE THE STORES TO THE PUBLIC. WE WERE ABLE TO CONCENTRATE IN A SINGLE HYPERMARKET FORMAT THE ENTIRE RANGE OF MERCHANDISE THAT WAS PREVIOUSLY OFFERED BY AURRERA AND SUPERCENTER, AND IN BODEGA TO BETTER ADAPT TO OUR CUSTOMER'S CHANGING NEEDS, THE BASIC PRODUCTS ASSORTMENT THAT IS FOUND IN THAT FORMAT. THE INCREASE IN SALES AFTER THE CONVERSION WAS HIGHER IN MOST OF THE CONVERTED UNITS THAN THE BUSINESS FORMAT AVERAGE, VALIDATING OUR DECISION. DURING THE YEAR WE ALSO STARTED A REFURBISHING PROGRAM OF OUR SUPERAMA SUPERMARKETS. WE HAVE ALREADY REMODELED TEN UNITS AND THE PUBLIC'S ACCEPTANCE HAS BEEN HIGHLY SATISFACTORY.

IN ORDER TO BE ABLE TO OFFER "EVERY DAY LOW PRICES" IN A CONSISTENT AND PRODUCTIVE WAY, IT IS ESSENTIAL THAT OUR COMPANY HAVE "EVERY DAY LOW COSTS". IT IS IN THIS AREA WHERE OUR RELATIONSHIPS WITH SUPPLIERS AND THE PROGRESS ACHIEVED IN PRODUCTIVITY AND DISTRIBUTION EFFICIENCY PLAY A KEY ROLE. TO SUPPORT OUR EVERY DAY LOW COSTS PHILOSOPHY, IN SEPTEMBER WE SIGNED AN AGREEMENT WITH NACIONAL FINANCIERA (NAFIN) TO SUPPORT MORE THAN 3,000 MICRO, SMALL AND MEDIUM SIZE COMPANIES THAT ACT AS SUPPLIERS TO OUR DIFFERENT BUSINESS FORMATS. THE AGREEMENT INCLUDES NOT ONLY ACCESS TO WORKING CAPITAL FUNDING, BUT ALSO TRAINING AND MODERNIZATION PROGRAMS PREPARED BY NAFIN AND SEVERAL PUBLIC AND PRIVATE SECTOR COMPANIES.

BESIDES THIS SUPPORT INITIATIVE, WE HAVE ESTABLISHED DEVELOPMENT PROGRAMS FOR SMALL OR REGIONAL SUPPLIERS. HENCE WE ARE ABLE TO OFFER OUR CUSTOMERS EXCLUSIVE MERCHANDISE TO ADD MORE VALUE TO THEIR SHOPPING EXPERIENCE.

WE OBTAINED MAJOR PRODUCTIVITY ACHIEVEMENTS DURING THE YEAR 2001. OUR SALES PER SQUARE METER INCREASED 4.7% VERSUS THE PRIOR YEAR AND OPERATING EXPENSES ACCOUNTED ONLY FOR 14.6% OF SALES. THIS IS THE LOWEST LEVEL EVER IN THE COMPANY'S HISTORY. OPERATING INCOME INCREASED 25% VERSUS THE YEAR 2000, AND EBITDA INCREASED 19%, WELL ABOVE THE 15% INCREASE IN SALES.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

WE CONTINUE TO EXPAND AND IMPROVE OUR LOGISTICS NETWORK. LAST NOVEMBER WE INAUGURATED IN MEXICO CITY A DISTRIBUTION CENTER FOR SAM'S CLUB AND WE ARE WORKING ON ANOTHER ONE IN GUADALAJARA FOR DRY GOODS FOR ALL THE SELF-SERVICE FORMATS. DURING THE YEAR OUR 4,200 ASSOCIATES INVOLVED IN THIS OPERATION WERE ABLE TO MOVE OVER 150 MILLION CASES, OR MORE THAN A 20% INCREASE VERSUS PRIOR YEAR. A MORE THAN 17% INCREASE IN THE VOLUME OF FRESH MERCHANDISE MOVED WAS ALSO HIGHLY SIGNIFICANT.

THIS WAS AN ESPECIALLY REMARKABLE YEAR IN TERMS OF COMPANY GROWTH. IN OUR PREVIOUS ANNUAL SHAREHOLDERS' MEETING WE ANNOUNCED AN 18-MONTH EXPANSION PLAN THAT INCLUDED THE OPENING OF 62 BUSINESS UNITS. I AM PLEASED TO REPORT TO YOU THAT IN ONLY 12 MONTHS, WE HAVE ALMOST ENTIRELY COMPLETED THAT PROGRAM. WE OPENED 61 UNITS INCLUDING 8 SAM'S CLUBS, 6 WAL-MART SUPERCENTERS, 15 BODEGAS, 4 SUPERAMAS, 2 SUBURBIA STORES AND 26 RESTAURANTS. THE ECONOMIC SLOWDOWN WE ARE FACING, TEMPORARY AND EXPLAINABLE TO A LARGE EXTENT BY EXTERNAL PHENOMENA, DOES NOT ALTER OUR LONG-TERM VISION OR OUR OPTIMISM OF THE COUNTRY'S GROWTH OPPORTUNITIES. HENCE, THE EXPANSION PLAN FOR THE COMING 18 MONTHS INCLUDES THE OPENING OF 67 UNITS, OR A 13% INCREASE IN SALES FLOOR AND 10% INCREASE IN THE NUMBER OF RESTAURANT SEATS. CAPITAL INVESTMENT UNDER THIS PROGRAM WILL EXCEED 600 MILLION DOLLARS AND WILL BE FINANCED WITH OUR OWN RESOURCES. AS OF DECEMBER 31, 2001 OUR BALANCE SHEET REFLECTS A DEBT-FREE CASH POSITION AMOUNTING TO 1 BILLION DOLLARS.

OUR OPTIMISM IN LOOKING FORWARD AND THE ACHIEVEMENTS REACHED TO DATE ARE BASED ON THE COMMITMENT AND TALENT OF OUR MORE THAN 84,607 ASSOCIATES, WHO REPRESENT OUR GREATEST STRENGTH. FOR US, IT IS A VERY SERIOUS ENDEAVOR TO OFFER OUR ASSOCIATES A LABOR ENVIRONMENT THAT WILL ALLOW EACH ONE OF THEM TO REACH THEIR CAREER DEVELOPMENT AND GROWTH GOALS BASED ON THEIR BEST EFFORTS. DURING THE YEAR WE CREATED 9,817 NEW JOBS AND INVESTED MORE THAN 3.3 MILLION MAN-HOURS IN ACTIVITIES FOCUSED ON BETTER TRAINING OUR PEOPLE.

THE SOCIAL COMMITMENT WE HAVE WITH OUR ASSOCIATES IS EXTREMELY IMPORTANT, BUT DOES NOT END THERE. WE ARE VERY PROUD OF HAVING BEEN RECOGNIZED BY THE MEXICAN PHILANTHROPY CENTER (CEMEFI AS PER INITIALS IN SPANISH) AS A "SOCIALLY RESPONSIBLE COMPANY." THIS DISTINCTION, GRANTED FOR THE FIRST TIME IN MEXICO, IS GIVEN TO COMPANIES FOR THEIR BUSINESS ETHICS, CARE AND PRESERVATION OF THE ENVIRONMENT AND COMMUNITY INVOLVEMENT. ONE OF OUR BASIC AIMS IS TO BE A GOOD CORPORATE CITIZEN AND WE WILL CONTINUE STRIVING TO BE OF BENEFIT TO OUR COMMUNITY.

DESPITE A DIFFICULT ENVIRONMENT, THE YEAR 2001 WAS HIGHLY SATISFACTORY FOR US. I WOULD LIKE TO THANK OUR SHAREHOLDERS, SUPPLIERS AND ESPECIALLY OUR ASSOCIATES AND CUSTOMERS FOR THE TRUST BESTOWED ON US. WE ARE FULLY CONVINCED THAT FUTURE YEARS WILL BE EVEN BETTER.

CESAREO FERNANDEZ
CHAIRMAN OF THE BOARD OF DIRECTORS

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUDGED INFORMATION

CONSOLIDATED
Final Printing

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT DECEMBER 2001, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,353,616.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT DECEMBER 31, 2001.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

AN ANALYSIS OF SENIORITY PREMIUM ASSETS, LIABILITIES AND COSTS BASED ON ACTUARIAL ASSUMPTIONS IS AS FOLLOWS:

	DECEMBER 31	
	2001	2000
CURRENT BENEFIT OBLIGATION	PS. 124,485	PS. 111,086
PROJECTED BENEFIT OBLIGATION	PS. 142,308	PS. 126,440
PLAN ASSETS	141,658	92,567
NET PROJECTED LIABILITY	PS. 650	PS. 33,873
NET PERIOD COST	PS. 12,129	PS. 12,077

IN 2001 AND 2000, THE DISCOUNT RATE USED TO DETERMINE THE PRESENT VALUE OF THIS LABOR OBLIGATION WAS 5.5% (NET RATE). THE RATE FOR SALARY INCREASES WAS 2.5% (NET RATE).

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(856,694)	PS.(157,623)	PS.(1,014,317)
PREMIUM ON SALE OF SHARES	615,509	1,286,813	1,902,322
PREMIUM ON SALE OF SHARES	PS.(241,185)	PS 1,129,190	PS. 888,005
LEGAL RESERVE	PS. 729,487	PS. 1,034,886	PS. 1,764,373
RETAINED EARNINGS FROM PREVIOUS YEARS	11,882,878	11,452,232	23,335,110
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(526,167)	(4,353,616)
RETAINED EARNINGS AND CAPITAL RESERVE	PS. 8,784,916	PS.11,960,951	PS.20,745,867
REPURCHASE FUND OF SHARES	PS. 1,441,703	PS. 2,240,460	PS. 3,682,163
NET INCOME FOR THE YEAR	PS. 4,129,932	PS. 63,988	PS. 4,193,920

NOTE 7 - REPURCHASE FUND OF SHARES:

AT DECEMBER 31, 2001, THE COMPANY REPURCHASED 253,080,902 SERIES "C" SHARES AND 112,061,000 SERIES "V" SHARES. THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 370,047 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 456,142 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST ACQUIRED OF THE SHARES WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR REPURCHASE OF SHARES.

NOTE 8- AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 27, 2001:

1. CANCELLATION OF 58,346,702 SERIES "C" SHARES AND 61,000 SERIES "V" SHARES THAT WERE REPURCHASED BY THE COMPANY.

2. INCREASE OF PS. 178,309 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 185,249.

3. APPROVAL OF THE PROPOSED PAYMENT OF DIVIDENDS OF PS. 0.45 (NOMINAL PESOS) PER SHARE OF CAPITAL STOCK, IRRESPECTIVE OF THE SERIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN.MERCHANDISE SALES	474,939	99.99	474,939	2,238,211
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	497,685
3 VIPS	RESTAURANTS	41,000	99.99	41,000	724,976
4 EMPRESAS DE SERVICIO	PROFESIONAL OUTSOURCE	668,614	99.99	796,361	1,448,887
5 GRUPO INMOBILIARIO	R.E. DEVELOPMENT	10,069,604	99.99	10,069,604	28,779,267
TOTAL INVESTMENT IN SUBSIDIARIES				**11,656,827**	**33,689,026**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**33,689,026**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES, WENT FROM BEING SOCIEDAD ANONIMA DE CAPITAL VARIABLE TO SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD: **WALMEX** QUARTER: **4** YEAR: **2001**

WAL - MART DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

JUDGED INFORMATION

Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	8,523,770	1,277,601	7,246,169	9,608,473	3,950,414	12,904,228
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	277,935	104,322	173,613	83,086	62,504	194,195
OFFICE EQUIPMENT	4,573,530	1,447,803	3,125,727	4,899,591	3,174,498	4,850,820
COMPUTER EQUIPMENT	1,567,143	813,235	753,908	872,064	750,636	875,336
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**14,942,378**	**3,642,961**	**11,299,417**	**15,463,214**	**7,938,052**	**18,824,579**
NOT DEPRECIATION ASSETS						
GROUNDS	3,450,082	0	3,450,082	9,112,996	0	12,563,078
CONSTRUCTIONS IN PROCESS	772,955	0	772,955	0	0	772,955
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,223,037**	**0**	**4,223,037**	**9,112,996**	**0**	**13,336,033**
TOTAL	**19,165,415**	**3,642,961**	**15,522,454**	**24,576,210**	**7,938,052**	**32,160,612**

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

FILE N° 32-4609

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
SELF SERVICE STORE			10,332,339	0	0	0	0	0	0	0	996,050	0	0	0	0	0
DEPARTMENT STORE			681,087	0	0	0	0	0	0	0	129,425	0	0	0	0	0
RESTAURANTS			155,135	0	0	0	0	0	0	0	5,314	0	0	0	0	0
TOTAL SUPPLIERS			11,168,561	0	0	0	0	0	0	0	1,130,789	0	0	0	0	0
OTHER CURRENT LIAB. W/O COST			1,481,811	0	0	0	0	0	0	0	18,038	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,481,811	0	0	0	0	0	0	0	18,038	0	0	0	0	0
			12,650,372	0	0	0	0	0	0	0	1,148,827	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**

WAL - MART DE MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	651,038	6,072,160	0	0	6,072,160
TOTAL	**651,038**	**6,072,160**			**6,072,160**
NET BALANCE	**(651,038)**	**(6,072,160)**			**(6,072,160)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**132,989**	**1,217,848**	0	0	**1,217,848**
LIABILITIES POSITION	**125,452**	**1,148,827**			**1,148,827**
SHORT TERM LIABILITIES POSITION	125,452	1,148,827	0	0	1,148,827
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**7,537**	**69,021**			**69,021**

NOTES

PS. 9.1575 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	14,156,719	15,097,514	940,795	0.55	5,174
FEBRUARY	11,723,928	11,511,796	(212,132)	0.07	148
MARCH	10,927,140	12,900,921	1,973,781	0.63	12,435
APRIL	8,828,041	11,030,178	2,202,137	0.50	11,011
MAY	8,748,074	10,743,823	1,995,749	0.23	4,590
JUNE	8,871,244	10,721,391	1,850,147	0.24	4,440
JULY	9,373,429	11,327,700	1,954,271	0.26	(5,081)
AUGUST	8,713,917	10,463,806	1,749,889	0.59	10,324
SEPTEMBER	9,243,904	11,157,279	1,913,375	0.93	17,794
OCTOBER	9,895,237	12,399,879	2,504,642	0.45	11,271
NOVEMBER	9,229,538	13,900,490	4,670,952	0.38	17,750
DECEMBER	9,247,546	16,506,086	7,258,540	0.14	10,162
ACTUALIZATION:	0	0	0	0.00	1,487
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**101,505**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL PESOS); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN FEBRUARY WAS -0.07% AND JULY WAS -0.26%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,GROCERIES, AND FRESH	582,369	100
SELF-SERVICE DISCOUNT STORE	GEN. MERCHANDISE SALE AND GROCERIES	528,375	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,779	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	412,427	100
APPAREL STORES	APPAREL AND ACCESORY SALE	255,977	100
RESTAURANTS	RESTAURANT-INTERNATIONAL , MEXICAN AND ITALIAN	53,215	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON-APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **4** YEAR: **2001**

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON AVAILABLE				88,540,630			
TOTAL				88,540,630			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 9,491,843

Number of shares Outstanding at the Date of the NFEA: — 4,473,873,098
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2000

FISCAL EARNINGS	3,236,936
- DETERMINED INCOME	19,225
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	31,219
- DETERMINED RFE	3,182,007
- NON DEDUCTABLES	23,710
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DECEMBER OF 2001 — 9,576,798

Number of shares Outstanding at the Date of the NFEA: — 4,443,858,098
(Units)

STOCK EXCHANGE COI WALMEX QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**

FILE Nº 82-4609

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	1,671,026
Number of Shares Outstanding at the Date of the NFEAR: (Units)	4,473,873,098

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
I	C V	4,468,592,298.00	15/03/2001	1,483,361.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2000

FISCAL EARNINGS:	3,236,936
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	31,219
- NON-DEDUCTABLES	23,710
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	3,182,007
- INCOME TAX (DEFERED ISR):	954,602
* FACTOR TO DETERMINE THE NFEAR:	0.9286
NFER FROM THE PERIOD	2,068,368

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DECEMBER OF 2001	2,159,376
Number of shares Outstanding at the Date of the NFEAR (Units)	4,443,858,098

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2001**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		39	86,178,595	448,554,779		534,733,374	87,336	454,580
V		39	431,862,484	3,477,262,240		3,909,124,724	437,664	3,523,973
TOTAL			**518,041,079**	**3,925,817,019**	**0**	**4,443,858,098**	**525,000**	**3,978,553**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,443,858,098
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	25.00000
C	24,734,200	20.52628	21.51000

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31** OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ	**JORGE PORTILLA FABIAN**
ACCOUNTING DIRECTOR	**ACCOUNTING MANAGER**

MEXICO, D.F., AT FEBRUARY 27 OF 2002

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

For immediate release:
February 27, 2002

Mexico City, February 27, 2002. Wal-Mart de Mexico, S.A de C.V. announces to its shareholders as well as to the public in general that at today's Ordinary Shareholders Meeting, the Company's shareholders approved the Company's results for the fiscal year 2001. Highlights of such results are shown in the following table:

January-December 2001:

	2001		2000		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	88,541	100.0	77,201	100.0	15
Gross Margin	18,008	20.3	15,468	20.0	16
Operating Expenses	12,893	14.6	11,380	14.7	13
Operating Income	5,115	5.8	4,087	5.3	25
EBITDA	6,806	7.7	5,714	7.4	19
Income before taxes	6,182	7.0	5,374	7.0	15
Net Income	4,194	4.7	3,723	4.8	13
Earnings per share (pesos)	0.941		0.828		14

Fourth Quarter (October-December):

	2001		2000		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	27,938	100.0	24,367	100.0	15
Gross Margin	5,817	20.8	4,920	20.2	18
Operating Expenses	3,622	13.0	3,202	13.1	13
Operating Income	2,195	7.9	1,719	7.1	28
EBITDA	2,601	9.3	2,128	8.7	22
Income before taxes	2,435	8.7	2,271	9.3	7
Net Income	1,758	6.3	1,693	6.9	4
Earnings per share (pesos)	0.395		0.378		4

The Company's cash position as of the end of the year amounted to $9,399 million pesos, equivalent to $1.03 billion dollars.

"During the year 2001 we achieved record results in terms of sales, operating income, EBITDA, and income before taxes. We are very pleased with the results", said Cesareo Fernandez, Wal-Mart de Mexico's Chairman of the Board.

The Company's shareholders also gave their approval on the following issues:

Dividend Payment:

Shareholders approved a dividend that at shareholders choice would be paid in cash, $0.31 pesos per share, or in one series C share for each 75 of the outstanding shares of any series. Shareholders will have until April 5, 2002 to decide and inform the company if they wish to receive the payment in shares. Dividend will be paid on Wednesday April 10, 2002.

Expansión Program:

The 18-month period expansion program considers the opening of 67 units, including 5 Sam's Clubs, 20 Wal-Mart Supercenters, 13 Bodegas, 3 Superamas, 2 Suburbia stores and 24 restaurants. Our investment plan also considers one multi-format distribution center in Guadalajara. The estimated investment in fixed assets will be larger than 600 million dollars.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 555 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 261 UNITS

46	Sam's Club
64	Wal*Mart Supercenters
107	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 243 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

December 14,2001

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

Concept	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien (nominal)*	Reserve Amount (nominal)*	Retained Earnings as of Previous Year
Constitution	08/04/1992	1	300,000,000	1,650,186,000
Increase(s)	04/03/1994	30,000,000	1	3,381,160,000
Increase(s)	06/03/1997	1	782,451,000	12,858,695,000
Increase(s)	06/03/1998	1	862,130,000	14,527,297,000
Increase(s)	01/03/1999	1	3,000,000,000	18,843,346,000
Increase(s)	25/02/2000	1	2,000,000,000	21,352,842,000
ACTUAL		30,000,005	6,944,581,001	72,613,526,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)*	Brokerage House	Balances	Treasury Stock	Number of Shares
14/12/01	BUY	73,800	20.500000	1,512,900	ACCIV	Balance as of last report	23,045,401	536,422,174
TOTAL		73,800		1,512,900		Balance as of current report	23,119,201	536,348,374

MOVEMENTS

Balances	Accumulated Cost of Transactions (nominal)*	Accumulated Amount of Capital Stock Allocated (nominal)*	Accumulated Amount of Reserve Allocated (nominal)*	Premium/Deficit for Allocation of Shares (nominal)*
Balance as of last report	471,690,031	23,354,970	448,335,061	1
Balance as of current report	473,202,931	23,429,761	449,773,170	1

The nominal/theoretical share value is: 1.013433

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated and the Treasurership balances in circulation shall correspond to the number of shares.

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

December 17,2001

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

Concept	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien (nominal)*	Reserve Amount (nominal)*	Retained Earnings as of Previous Year
Constitution	08/04/1992	1	300,000,000	1,650,186,000
Increase(s)	04/03/1994	30,000,000	1	3,381,160,000
Increase(s)	06/03/1997	1	782,451,000	12,858,695,000
Increase(s)	06/03/1998	1	862,130,000	14,527,297,000
Increase(s)	01/03/1999	1	3,000,000,000	18,843,346,000
Increase(s)	25/02/2000	1	2,000,000,000	21,352,842,000
ACTUAL		30,000,005	6,944,581,001	72,613,526,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)*	Brokerage House	Balances	Treasury Stock	Number of Shares
17/12/01	BUY	755,000	21.100000	15,930,500	ACCIV	Balance as of last report	23,119,201	536,348,374
TOTAL		755,000		15,930,500		Balance as of current report	23,874,201	535,593,374

MOVEMENTS

Balances	Accumulated Cost of Transactions (nominal)*	Accumulated Amount of Capital Stock Allocated (nominal)*	Accumulated Amount of Reserve Allocated (nominal)*	Premium/Deficit for Allocation of Shares (nominal)*
Balance as of last report	473,202,931	23,429,761	449,773,170	1
Balance as of current report	489,133,431	24,194,903	464,938,528	1

The nominal/theoretical share value is: 1.013433

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated and the Treasurership balances in circulation shall correspond to the number of shares.

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

December 19,2001

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

Concept	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien (nominal)*	Reserve Amount (nominal)*	Retained Earnings as of Previous Year
Constitution	08/04/1992	1	300,000,000	1,650,186,000
Increase(s)	04/03/1994	30,000,000	1	3,381,160,000
Increase(s)	06/03/1997	1	782,451,000	12,858,695,000
Increase(s)	06/03/1998	1	862,130,000	14,527,297,000
Increase(s)	01/03/1999	1	3,000,000,000	18,843,346,000
Increase(s)	25/02/2000	1	2,000,000,000	21,352,842,000
ACTUAL		30,000,005	6,944,581,001	72,613,526,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)*	Brokerage House	Balances	Treasury Stock	Number of Shares
19-12-01	BUY	70,000	21.500000	1,505,000	ACCIV	Balance as of last report	23,874,201	535,593,374
19-12-01	BUY	10,000	21.550000	215,500	ACCIV			
19-12-01	BUY	10,000	21.580000	215,800	ACCIV			
19-12-01	BUY	30,000	21.590000	647,700	ACCIV			
19-12-01	BUY	740,000	21.600000	15,984,000	ACCIV			
TOTAL		860,000		18,568,000		Balance as of current report	24,734,201	534,733,374

MOVEMENTS

Balances	Accumulated Cost of Transactions (nominal)*	Accumulated Amount of Capital Stock Allocated (nominal)*	Accumulated Amount of Reserve Allocated (nominal)*	Premium/Deficit for Allocation of Shares (nominal)*
Balance as of last report	489,133,431	24,194,903	464,938,528	1
Balance as of current report	507,701,431	25,066,456	482,634,975	1

The nominal/theoretical share value is: 1.013433

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated and the Treasurership balances in circulation shall correspond to the number of shares.

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.